

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

August 20, 2007

Via Facsimile (202) 293-6330 and U.S. Mail

Janet T. Geldzahler
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, NW
Washington, DC 20006-5805

Re: Ceridian Corp.
   PRRN14A filed on August 14, 2007 by Pershing Square, L.P. *et al.*
   DFAN14A filed on August 14, 2007
   DFAN14A filed on August 16, 2007
   SEC File No. 1-15168

Dear Ms. Geldzahler:

The staff in the Office of Mergers and Acquisitions has the following comments on the revised proxy soliciting materials listed above. All defined terms used in this letter have the same meaning as in the revised preliminary proxy statement, unless otherwise indicated. All page references refer to the marked copy of the revised proxy statement you provided via e-mail. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

General

1.   Please provide the acknowledgements from the participants and all of the filing persons listed on the cover of the Schedule 14A previously requested in "Closing Comments" in our first comment letter dated July 30, 2007.

Letter to Ceridian Stockholders

2.   Refer to the third paragraph in the letter, where you allege that the Ceridian board ran a strategic review process and agreed to the merger "[i]n response to our efforts." Please revise to avoid the implication that your efforts led to the merger, or provide additional facts to support this assertion. We note that later in the proxy statement, you simply state that the board engaged in a review of alternatives after being contacted by you, without alleging that one led to the other.

Proposal 1: The Merger

3.   We note that you are no longer opposing the merger, but are still running your slate of nominees because "[i]n the event of a failed deal, we believe that our nominees are far better suited to maximize the value of Ceridian going forward." Provide additional details about your nominees' plans if the currently-proposed transaction with Thomas H. Lee Equity Fund VI and Fidelity National Financial is not consummated. Will you seek an alternate transaction for Ceridian? Or will you focus on running the existing business or restructuring it to function more efficiently? Since you cite as the reason for continuing this proxy solicitation the eventuality that the currently-proposed merger may not be consummated, we believe it is important for shareholders to have as much detail as possible about what your nominees intend to do in that circumstance.

4.   See our last comment above and comment 2 in our prior comment letter dated July 30, 2007. In comment 2, we asked you to discuss the potential interests of the participants in this solicitation not shared in common with all other Ceridian shareholders. Depending on your response to comment 2 in this letter, we believe that disclosure still may be relevant even though you are now in favor of the merger.

5.   See comment 2 above and comment 3 in our prior comment letter. If your nominees may pursue an alternate transaction if the currently-proposed merger is not consummated, provide additional details about the status of Lazard Freres & Co's analysis of strategic alternatives for Ceridian.

6.   See comment 2 above and comments 10 and 11 in our prior comment letter. Explain your nominees' intentions with respect to management of Ceridian in the event the merger does not close.

Closing Comments

Please amend your proxy statement in response to the above comments. In addition, provide the acknowledgements from the filing persons on the proxy statement previously requested in our first comment letter in a letter(s) filed as correspondence via EDGAR.

You may wish to provide us with black-lined copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions